CIS Acquisition Ltd.

89 Udaltsova Street, Suite 84

Moscow, Russia 119607

December 14, 2012

VIA EDGAR & TELECOPY
Ms. Loan Lauren P. Nguyen
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	CIS Acquisition Ltd. (the “Company”)
Registration Statement on Form F-1
(File No. 333-180224) (the “Registration Statement”)

Dear Ms. Nguyen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on December 18, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

CIS ACQUISITION LTD.

By: /s/ Kyle Shostak
Name: Kyle Shostak
Title: Chief Financial Officer

Acceleration Request:

333-180224

Chardan Capital Markets, LLC

17 State Street, Suite 1600

New York, NY 10004

December 14, 2012

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	CIS Acquisition Ltd.

Registration Statement on Form F-1

File No. 333-180224

Ladies and Gentlemen:

In connection with the Registration Statement on Form F-1 of CIS Acquisition Ltd (the “Company”), the undersigned hereby joins the request of the Company that the effectiveness of said Registration Statement be accelerated to 4:00 p.m. Eastern time on December 18, 2012, or as soon thereafter as practicable.

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC

By: /s/ George Kaufman
Name: George Kaufman
Title: Director, Investment Banking